APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Snowbelt Gardens LLC
Balance Sheet - unaudited
For the period ended 12/31/2021

	Current Period
	31-Dec-21
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Total Current Assets	-
Fixed Assets:	
Land	-
Furniture and Equipment	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Opening Retained Earnings	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

Profit and Loss

Snowbelt Gardens

Date Range: Jan 01, 2022 to Dec 31, 2022

ACCOUNTS	Jan 01, 2022 to Dec 31, 2022
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
As a percentage of Total Income	0.00%
Operating Expenses	
Advertising & Promotion	$525.90
Apps/software/web services	$533.34
Building Supplies	$5,858.75
Business License	$600.00
Dues & Subscriptions	$970.00
Education Fees	$2,136.90
Legal and Professional Services	$5,250.00
Materials and Supplies	$3,700.43
Meals and Entertainment	$217.20
Mileage Expense	$1,637.84
Office Supplies	$89.00
Other business expenses	$143.39
Professional Fees	$1,900.00
Rent Expense	$8,180.00

Operating Expenses

Seed & Plants Purchased	$1,999.09
Testing	$220.00
Tools & Equipment	$6,650.93
Travel Expense	$711.51
Total Operating Expenses	**$41,324.28**

Net Profit	**-$41,324.28**
As a percentage of Total Income	**0.00%**

Balance Sheet

Snowbelt Gardens

As of Dec 31, 2022

ACCOUNTS	Dec 31, 2022
Assets	
Total Cash and Bank	-$39,972.59
Total Other Current Assets	$0.00
Total Long-term Assets	$0.00
Total Assets	**-$39,972.59**
Liabilities	
Total Current Liabilities	$7,021.77
Total Long-term Liabilities	$0.00
Total Liabilities	**$7,021.77**
Equity	
Total Other Equity	$0.00
Total Retained Earnings	-$46,994.36
Total Equity	**-$46,994.36**

I, Ashley Baron, certify that:

1. The financial statements of Snowbelt Gardens LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Snowbelt Gardens LLC has not been included in this Form as Snowbelt Gardens LLC was formed on 08/27/2021 and has not filed a tax return to date.

Signature   *Ashley Baron*

Name: Ashley Baron

Title: Owner